Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 2 to the Registration Statement on Form S-1 of MPM Holdings Inc. of our report dated March 30, 2015, except for the earnings per common share data included in the Consolidated Statements of Operations, as to which the date is April 14, 2015, relating to the consolidated financial statements and financial statement schedules of Momentive Performance Materials Inc. (Predecessor), and our report dated April 14, 2015, relating to the consolidated financial statements and financial statement schedules of MPM Holdings Inc. (Successor) which appear in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio

April 14, 2015